Jason L. Kent +1 858 550 6044 jkent@cooley.com	Via Federal Express and Edgar

August 2, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Jacob Luxenburg, Staff Accountant Chris Edwards Irene Paik

RE:	Retrophin, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016 Filed March 1, 2017 File No. 001-36257

Ladies and Gentlemen:

On behalf of Retrophin, Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated July 6, 2017 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Annual Report”). The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Business

Products on the Market: Chenodal (chenodiol tablets), page 6

1.	We note your disclosure on page 7 that you are working to obtain FDA approval of Chenodal for the treatment of CTX. Please tell us the process required to obtain such FDA approval and where you stand in that process.

Response:

Generally speaking, the process for the Company to obtain regulatory approval of Chenodal for the treatment of cerebrotendinous xanthomatosis (“CTX”) in the United States requires the Company to demonstrate to the U.S. Food and Drug Administration (the “FDA”) that Chenodal is safe and effective for that indication. The Company is engaged in ongoing dialogue with the FDA regarding the specific steps that the FDA will require in order for the Company to be able to demonstrate that Chenodal is safe and effective for CTX, but has not yet reached an agreement with the FDA on the necessary requirements. Determining the specific steps that the FDA will require has been complicated by a variety of considerations, including (i) the complexities surrounding the diagnosis of CTX, (ii) CTX’s heterogenous symptoms, (iii) the limited patient

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

population for CTX, and (iv) the fact that Chenodal has been used as a treatment for CTX in the United States for over three decades. The Company is currently in the process of preparing and submitting a revised proposal to the FDA regarding the necessary requirements to demonstrate that Chenodal is safe and effective for CTX; however, the Company is unable to predict when it will be able to reach an agreement with the FDA regarding such requirements. Once the Company has greater clarity on the path forward for the approval of Chenodal for the treatment of CTX in the United States, the Company will make appropriate disclosures in its filings with the Commission.

Acquisition of Liquid Ursodeoxycholic Acid (L-UDCA), page 8

2.	In future filings, please disclose the material terms of the asset purchase agreement with Asklepion, including the following as may be applicable:

•	Each parties’ rights and obligations;

•	Royalty term; and

•	Payment provisions, which may include the following:

•	Up-front or execution payments paid;

•	Aggregate amounts paid to date;

•	Aggregate future potential milestone payments to be paid; and

•	Royalty rate (or range).

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Asset Purchase Agreement, dated as of June 9, 2016 (the “Asklepion APA”), between the Company and Asklepion Pharmaceuticals, LLC (“Asklepion”) is not considered by the Company to be material for purposes of Item 601(b)(10) of Regulation S-K. This conclusion is based on a number of factors, including (i) that the upfront payment made by the Company upon execution of the Asklepion APA was $500,000 which is not significant given the Company’s cash position at the time of the transaction, (ii) that the Company has yet to file a New Drug Application with the FDA for the liquid formulation of ursodeoxycholic acid (the asset acquired by the Company pursuant to the Asklepion APA), and (iii) that the Company’s achievement of the specified development and commercialization milestones set forth in the Asklepion APA remains uncertain and speculative.

Notwithstanding such a determination, the Company voluntarily filed a Current Report on Form 8-K with the Commission on June 20, 2016, under Item 8.01 (Other Items), announcing the execution of the Asklepion APA, and the Company voluntarily filed the Asklepion APA as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 and as an exhibit to the 2016 Annual Report. Such voluntary disclosures were made, not because the Asklepion APA is considered material by the Company, but for the purpose of alerting readers of the Company’s filings with the Commission to the execution of the Asklepion APA and providing such readers with an opportunity to review the Asklepion APA in order to eliminate any uncertainty regarding its terms.

On the other hand, the Company believes that including a detailed narrative disclosure of the material terms of the Asklepion APA in its filings with the Commission (as, for example, the Company does with its license agreement with Ligand Pharmaceuticals, Inc. for sparsentan) could over-emphasize the Asklepion APA relative to the Company’s material agreements, and potentially mislead readers of the Company’s filings as to the importance of the Asklepion APA.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

For the reasons set forth above, the Company believes that, for so long as it continues to determine that the Asklepion APA is not material to the Company, it should not be required to disclose the material terms of the Asklepion APA in its filings with the Commission.

Intellectual Property, page 9

3.	Please tell us whether you have patent protection for Cholbam. To the extent you have patent protection for Cholbam, please confirm that you will disclose the following in future filings:

•	The number of patents granted and patent applications pending in the U.S. and foreign jurisdictions;

•	Whether the patents are owned or licensed from third parties;

•	The type of patent protection, such as composition of matter, use or process;

•	Patent expiration dates;

•	Identification of applicable jurisdictions; and

•	Whether there are any contested proceedings and/or third-party claims.

Response:

The Company confirms that it does not have any patent protection for Cholbam.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 45

4.	Given the significant increase in product revenues and the existence of government rebates and chargebacks and prompt pay discounts, please provide us with a roll forward of the accrual for each estimate for fiscal year ended December 31, 2016 showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

Response:

The Company has provided the table below showing a roll forward of the Company’s accruals with respect to its deductions from revenue for its fiscal year ended December 31, 2016. In the table provided, the column titled “2015 Ending Balance” is the Company’s balance at the beginning of the 2016 fiscal year, the column titled “2016 Ending Balance” is the Company’s balance at the end of the 2016 fiscal year, the column titled “Accrual” is the Company’s provision related to sales of marketed products made during the 2016 fiscal year, and the column titled “Paid” is the amount actually paid by the Company against its outstanding accrual balance. The Company confirms that on a year-by-year basis it does not make a material provision (i.e. accrual) related to sales made in prior periods, as all material adjustments are able to be made by the Company in the current period. Similarly, the Company confirms that actual returns and credits, in both the current period and prior periods, are not presented by the Company in its financial statements because the amounts are immaterial.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

(in thousands)
	2015 Ending Balance	Accrual	Paid	2016 Ending Balance
Medicaid	(3,009)	(12,259)	11,450	(3,818)
Other	(154)	(1,650)	1,040	(764)

Total	(3,163)	(14,047)	12,490	(4,582)

Notes to Consolidated Financial Statements

Note 3. Business Combination and Divestiture of Assets, page F-13

5.	As it pertains to your acquisition of Liquid Ursodeoxycholic Acid (L-UDCA) from Asklepion during June of 2016, please provide us with the following information:

•	How the “purchase method of acquisition” as opposed to the acquisition method is an appropriate recognition method under GAAP. Refer to ASC 805-10-05.

•	A full accounting analysis that supports your acquisition as a business combination and not as an asset acquisition. Address ASC 805-10-55-4 through 55-9 in your response.

Response:

The Company confirms that it used the acquisition method as the recognition method under U.S. generally accepted accounting principles (“GAAP”) for its acquisition of rights to liquid ursodeoxycholic acid (“L-UDCA”) from Asklepion in June 2016 (the “L-UDCA Acquisition”). In its future filings with the Commission, the Company will no longer refer to its use of the “purchase method of accounting” and will instead state that the L-UDCA Acquisition was accounted for using the “acquisition method”.

Furthermore, the Company believes that, pursuant to GAAP and ASC 805-10-55, the L-UDCA Acquisition was appropriately accounted for as a “business combination”, which requires a determination that the L-UDCA Acquisition involved the acquisition of a “business”, which, as defined in ASC 805-10-55, requires the acquisition of inputs and processes that together will be used to create outputs, but are not necessarily outputs themselves.

With respect to the acquisition of “inputs”, the Company advises the Staff that the Asklepion APA and the other definitive agreements entered into in connection with the L-UDCA Acquisition (collectively, the “Acquisition Documents”) provided for the Company’s acquisition of all assets related to the development, manufacture and commercialization of L-UDCA, which included (i) all contracts between Asklepion and third parties for the continued licensing, development and commercialization of L-UDCA, (ii) all pre-clinical, clinical, chemical synthesis, manufacturing and testing data, protocols and other information owned by Asklepion for the development and commercialization of L-UDCA (the “Data Assets”), (iii) the United States patent covering L-UDCA and all L-UDCA know-how (the “Product Know-How”), (iv) all documents prepared for, submitted to or received from the FDA by Asklepion for the purpose of obtaining marketing approval for L-UDCA in the United States (the “Regulatory Assets”), and (v) all work in process inventory and finished product of L-UDCA.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

With respect to the acquisition of “processes”, the Company advises the Staff that the Data Assets, the Product Know-How and the Regulatory Assets collectively provide the Company with access to the documented processes, scientific studies and development work performed by Asklepion with respect to L-UDCA through the date of the L-UDCA Acquisition. While the Company did not acquire a manufacturing facility for L-UDCA, it did acquire in the Acquisition Documents the ability to manufacture L-UDCA through the assumption of a Manufacturing and Supply Agreement, dated June 5, 2007, as amended, which provides for manufacturing services related to the supply of L-UDCA suitable for marketing in the United States. Similarly, while the Company did not acquire all key processes related to L-UDCA, such as an organized workforce or customer list, the Company advises the Staff that it has the ability to leverage its own existing workforce (including existing medical and sales teams) and existing physician and customer information to replace any missing processes related to L-UDCA.

With respect to the creation of “outputs”, the Company advises the Staff that L-UDCA at acquisition was, and continues to be, in late stage development in the United States and is therefore not yet approved for marketing by the FDA. However, through the L-UDCA Acquisition the Company believes that it acquired all necessary inputs and processes to fully commercialize L-UDCA in the United States upon receipt of the necessary marketing approval from the FDA.

Therefore, based on the above analysis, the Company determined that the L-UDCA Acquisition involved the acquisition of inputs and processes capable of producing outputs, and that the L-UDCA Acquisition was properly accounted for as the acquisition of a business pursuant to GAAP and ASC 805-10-55.

Entity Wide Disclosure Information

6.	Please provide us the amount of revenue for each of your marketed products by year for the years ended December 31, 2014, 2015 and 2016, and tell us why you do not disclose this information in your financial statements. Refer to ASC 280-10-50-40.

Response:

The Company respectfully advises the Staff that it believes that, in accordance with ASC 280-10-50-40, it is not required to separately provide the amount of its revenues for each marketed product in its filings with the Commission. ASC 280-10-50-40 requires the reporting of revenues by groups of “similar” products when categorization in that manner is either representative of the way in which the business is managed or when the products share common operational or financial attributes, such that grouping them together would enhance the reader’s understanding of the company’s reported results of operations. ASC 280-10-50-40 does not define “similar” products, and therefore the determination of whether two or more products are similar depends on the facts and circumstances of the particular products.

Based on the facts and circumstances applicable to the Company’s three marketed products, the Company believes that, for purposes of ASC 280-10-50-40, the revenues from the products should be reported together as a group of similar products. Such determination is based on the fact that (i) all three of the Company’s marketed products are approved for the treatment of ultra-rare diseases, (ii) all three of the Company’s marketed products are distributed by the Company using the same

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

distribution model, whereby each product is shipped directly to named patients, and (iii) the physician and patient education for all three of the Company’s commercially available products is conducted by the same medical team.

Furthermore, the Company believes that separately disclosing the revenues of each of its three marketed products in the Company’s filings with the Commission – information which the Company considers to be commercially sensitive – would put the Company at a disadvantage relative to its competitors, while providing little value to the Company’s investors. Of the Company’s three marketed products, two do not have any form of protection from intellectual property or regulatory exclusivity, which makes those products vulnerable to new market entrants. To the extent other companies begin selling any of the Company’s marketed products, the Company’s revenues would likely be adversely affected and its business may suffer. While separate disclosure of the revenues of each of the Company’s three marketed products would likely benefit its competitors, it would not provide meaningful information to the Company’s investors because (i) such information would not provide a meaningful indication of the future revenues or profitability of such products and (ii) the Company believes that the majority of its current and future value is attributable to its product pipeline, featuring clinical-stage assets and pre-clinical discovery programs targeting rare diseases with significant unmet medical needs.

For the foregoing reasons, the Company has not provided the amount of its revenues for each marketed product in this letter, and respectfully requests that it not be required to do so.

* * * *

Please contact me at (858) 550-6044 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Jason L. Kent

Jason L. Kent

cc:	Laura Clague, Retrophin, Inc.
Elizabeth Reed, Retrophin, Inc.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM